SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TESARO, INC.

(Name of Subject Company (Issuer))

ADRIATIC ACQUISITION CORPORATION,

GLAXOSMITHKLINE LLC

and

GLAXOSMITHKLINE PLC

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Class of Securities)

Lisa DeMarco, Esq.

GlaxoSmithKline

1250 S. Collegeville Road/ UP4110

Collegeville, Pennsylvania 19426-0989

Telephone: +1 (610) 917-5045

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Derrick Lott

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,540,024,398.95	$550,250.96

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 55,231,566 shares of common stock of TESARO, Inc. issued and outstanding, multiplied by $75.00, the per share tender offer price, (b) 6,473,806 shares of common stock subject to outstanding stock options with an exercise price less than $75.00 per share, multiplied by $37.124, which is the offer price of $75.00 per share minus the weighted average exercise price for such options of $37.876 per share, and (c) 2,097,645 shares of common stock subject to outstanding restricted stock units, multiplied by $75.00, the per share tender offer price, in each case as of December 10, 2018. The calculation of the filing fee is based on information provided by TESARO, Inc. as of December 10, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14(d)-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Schedule TO”) is filed by (i) Adriatic Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), (ii) GSK LLC and (iii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share of TESARO, Inc., a Delaware corporation (the “Company”), for $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(a) and (a)(1)(b), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of December 3, 2018 (as it may be amended, restated or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is the Company. Its principal executive office is located at 1000 Winter Street, Waltham, MA 02451, and its telephone number is +1 (339) 970- 0900.

(b) This Schedule TO relates to the Company’s shares of common stock, par value $0.0001 per share. According to the Company, as of the close of business on December 10, 2018, there were 55,231,566 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the section “Price Range of Shares; Dividends on the Shares” of the Offer to Purchase and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the sections “Introduction,” “Summary Term Sheet,” “Certain Information Concerning Parent, GSK LLC and Purchaser” and in Schedules 1, 2 and 3 of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)—(xi) Not applicable.

(a)(2)(i)—(iv) and (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(2)(v)—(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, GSK LLC and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3–7) The information set forth in the sections “Summary Term Sheet,” “Introduction,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements,” “Dividends and Distributions” and “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections “Summary Term Sheet” and “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the section “Certain Information Concerning Parent, GSK LLC and Purchaser” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections “Introduction” and “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements of Certain Bidders.

(a), (b) Not Applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections “Certain Information Concerning Parent, GSK LLC and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Merger Agreement; Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2) and (a)(3) The information set forth in the sections “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the section “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the sections “Purpose of the Offer; Plans for the Company,” “The Merger Agreement; Other Agreements” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)	Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)	Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)	Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)	Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)	Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company, and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2018

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE LLC

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin
Name:	Kevin Sin
Title:	Authorized Representative

[Signature Page – TO]

EXHIBIT INDEX

(a)(1)(a)	Offer to Purchase, dated December 14, 2018.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(d)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(e)	Summary Advertisement as published in The Wall Street Journal on December 14, 2018.*

(a)(1)(f)	Power of Attorney for Parent dated November 22, 2018.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on December 3, 2018, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(b)	E-mail, dated December 3, 2018, from Emma Walmsley, Parent’s Chief Executive Officer, to the Company employees, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(c)	Parent Newsflash to all Parent Pharma Employees from Hal Barron & Luke Miles on December 3, 2018, attached as Exhibit (a)(5)(c) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(d)	Parent investor call slides, dated December 3, 2018, attached as Exhibit (a)(5)(d) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(e)	Social media content issued by Parent on December 3, 2018, attached as Exhibit (a)(5)(e) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(f)	Parent Analyst Call on December 3, 2018, attached as Exhibit (a)(5)(f) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(g)	Questions and Answers, attached as Exhibit (a)(5)(g) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(h)	Social media content by Parent on December 4, 2018, attached as Exhibit (a)(5)(h) to the Schedule TO-C filed by Parent with the Securities and Exchange Commission on December 4, 2018 (incorporated herein by reference).

(a)(5)(i)	Press release issued by Parent on December 14, 2018.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 3, 2018, among Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K/A filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(2)	Form of Tender and Support Agreement, dated December 3, 2018, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 3, 2018 (incorporated herein by reference).

(d)(3)	Mutual Non-Disclosure Agreement, dated August 8, 2018, between GSK LLC and the Company.*

(d)(4)	First Amendment to the Mutual Non-Disclosure Agreement, dated November 8, 2018, between GSK LLC and the Company.*

(d)(5)	3-WAY NON-DISCLOSURE AGREEMENT, dated November 15, 2018, among GSK LLC, the Company and Ajinomoto Althea, Inc. DBA Ajinomoto Bio-Pharma Services.*

(d)(6)	Letter agreement, dated November 23, 2018, between Parent and the Company.*

(d)(7)	Facilities Agreement, dated December 3, 2018, among Parent, Bank of America Merrill Lynch International Designated Activity Company and Bank of America, N.A.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.